Free Writing Prospectus, dated January 6, 2011	Filed Pursuant to Rule 433(d)
(To Prospectus, dated August 31, 2010 and	Registration Statement 333-169119
Prospectus Supplement, dated January 6, 2011)

Terms & Conditions:

Issuer:	Barclays Bank PLC

Expected Issue Ratings[1]:	Aa3 (Moody’s) / AA- (S&P) / AA- (Fitch)

Status:	Senior / Unsecured / Unsubordinated

Legal Format:	SEC registered

Principal Amount:	USD 750,000,000

Trade Date:	6 January 2011

Settlement Date:	13 January 2011

Maturity Date:	13 January 2014

Coupon:	3-month USD LIBOR + 104bps

Interest Payment Dates:	Quarterly in arrear on 13 January, 13 April, 13 July and 13 October in each year, commencing on 13 April 2011 and ending on the Maturity Date

Coupon Calculation:	Act/360, Modified Following, adjusted

Business Days:	New York, London

Benchmark:	3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01)

Margin:	+ 104bps

Underwriting Discount:	0.225%

Net Proceeds:	748,312,500

Issue Price:	100.000%

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:

BMO Capital Markets Corp., CIBC World Markets Corp., SMBC Nikko

Capital Markets Limited, Fifth Third Securities, Inc., Morgan Keegan &

Company, Inc., nabSecurities, LLC, Scotia Capital (USA) Inc., SunTrust

Robinson Humphrey, Inc., U.S. Bancorp Investments, Inc.

Denominations:	USD 100,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06740P3N46 / 06740P 3N4

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Description of Floating Rate Notes

Interest will be payable on the Floating Rate Notes quarterly in arrear, on 13 January, 13 April, 13 July and 13 October in each year, commencing on 13 April 2011, to the person in whose name such note is registered at the close of business on the 15th calendar day, whether or not a business day, that precedes the applicable date on which interest will be paid. The Floating Rate Notes will bear interest from (and including) 13 January 2011 to (but excluding) 13 April 2011, at a rate per annum equal to the initial interest rate and thereafter at an interest rate that will be reset as described below to a rate per annum equal to LIBOR (as defined below) plus 1.04% per annum. The initial interest rate will be equal to LIBOR plus 1.04% per annum as determined by the calculation agent as described below.

If any interest payment date, other than the maturity date, for the Floating Rate Notes would fall on a day that is not a business day, the interest payment date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest payment date will be the immediately preceding business day. If the maturity date for the Floating Rate Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest will accrue after such maturity date. For the Floating Rate Notes, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.

The rate of interest on the Floating Rate Notes will be reset quarterly on 13 January, 13 April, 13 July and 13 October in each year, commencing on 13 April 2011 (each, an “interest reset date”); provided that the interest rate in effect from (and including) 13 January 2011 to (but excluding) the first interest reset date will be the initial interest rate. If any interest reset date would fall on a day that is not a business day, the interest reset date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.

The calculation agent for the Floating Rate Notes is The Bank of New York Mellon, acting through its London branch, or its successor appointed by the issuer (the “calculation agent”). The calculation agent will determine the initial interest rate for the Floating Rate Notes by reference to LIBOR on the second London banking day preceding the issue date and the interest rate for each succeeding interest reset period by reference to LIBOR on the second London banking day preceding the applicable interest reset date (each an “interest determination date”). Promptly upon such determination, the calculation agent will notify the issuer and the trustee (if the calculation agent is not the trustee) of the new interest rate. Upon the request of the holder of any Floating Rate Note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.

“London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(1) With respect to any interest determination date, LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related interest reset date that appears on Reuters Page LIBOR01 as of 11:00 am., London time, on that interest determination date. If no such rate appears, then LIBOR, in respect of that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2) With respect to an interest determination date on which no rate appears on Reuters Page LIBOR01, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the calculation agent, to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 am., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the interest determination date by three major banks in The City of New York (which may include affiliates of the underwriters) selected by the calculation agent for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related interest reset date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, LIBOR on the interest determination date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, LIBOR on the interest determination date will be LIBOR in effect with respect to the immediately preceding interest determination date.

“Reuters Page LIBOR01” means the display that appears on Reuters Page LIBOR01 or any page as may replace such page on such service (or any successor service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

The day count fraction will be Actual/360.

All percentages resulting from any calculation of any interest rate for the Floating Rate Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts would be rounded to the nearest cent, with one-half cent being rounded upward.

All calculations made by the calculation agent for the purposes of calculating interest on the Floating Rate Notes shall be conclusive and binding on the holders of the Floating Rate Notes, the issuer and the trustee, absent manifest error.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847.